UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)
(Amendment No.     )(1)

Aerobic Creations, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

00772T102

(CUSIP Number)

November 8, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00772T102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David M. Knott

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 718,945 (See Item 4)

	6.	Shared Voting Power 35,871 (See Item 4)

	7.	Sole Dispositive Power 763,211 (See Item 4)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 763,211

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.99% (See Item 4)

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 00772T102

1.	Names of Reporting Persons. Dorset Management Corporation I.R.S. Identification Nos. of above persons (entities only) 11-2873658

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 718,945 (See Item 4)

	6.	Shared Voting Power 35,871 (See Item 4)

	7.	Sole Dispositive Power 763,211 (See Item 4)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 763,211

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.99% (See Item 4)

12.	Type of Reporting Person (See Instructions) CO

Item 1(a)	Name of Issuer:

Aerobic Creations, Inc.

Item 1(b)	Address of Issuer’s Principal Executive offices:

547 Boulevard
Kenilworth, New Jersey 07033

Item 2(a)	Name of Person(s) Filing:

David M. Knott; Dorset Management Corporation

Item 2(b)	Address of Principal Business Office or, if none, residence:

485 Underhill Boulevard, Suite 205
Syosset, New York 11791

Item 2(c)	Citizenship or Place of Organization

David M. Knott - United States of America;
Dorset Management Corporation - New York

Item 2(d)	Title of Class of Securities:

Common Stock, $0.001 Par Value

Item 2(e)	CUSIP Number:

00772T102

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;
(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d)	☐ Investment company registered under Section 8 of the Investment Company Act;
(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan, or endowment fund in accordance with rule 13d-1(b)(l)(ii)(F);
(g)	☐ A parent holding company, or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4	Ownership:

David M. Knott; Dorset Management Corporation
See Rows 5 through 9 and 11 on pages 2 and 3.

The percentages of class reported on Row 11 on pages 2 and 3 are based on 7,546,000 shares of Common Stock of the Issuer outstanding as of November 8, 2006 as reported to the Reporting Persons by the Issuer, plus 163,211 shares of Common Stock issuable pursuant to convertible securities held by the Reporting Persons.

The Common Stock reported in this Schedule 13G does not include 1,559,515 shares of Common Stock issuable upon the exercise of warrants and convertible notes held by the Reporting Persons. Such warrants and convertible notes held by the Reporting Persons are subject to a conversion cap that precludes the holder thereof from exercising such convertible securities to the extent that the holder would, after such exercise, beneficially own (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended) in excess of 9.99% of the Common Stock outstanding.

Item 5	Ownership of Five Percent or Less of a Class

N/A

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Persons, other than the Reporting Persons hereunder, have the right to receive or the power to direct the receipt of dividends, or the proceeds from the sale, of securities reported herein.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

N/A

Item 8	Identification and Classification of Members of the Group

N/A

Item 9	Notice of Dissolution of Group

N/A

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 10, 2006
Date

/s/ David M. Knott
Signature

DORSET MANAGEMENT CORPORATION

By:	/s/ David M. Knott
David M. Knott, President